                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                      332205 D
                                                      --------------------------
                                                      SEC FILE NUMBER

                                                      64124R 107
                                                      --------------------------
                                                      CUSIP NUMBER

                                  (Check One)

{X} Form 10-KSB { } Form 11-K   { } Form 20-F   { } Form 10-QSB   { } Form N-SAR

                       For Period Ended: December 31, 1998

Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------


PART I  - REGISTRANT INFORMATION
--------------------------------

FULL NAME OF REGISTRANT                         NEUROCORP.,  LTD.
(Former Name, if Applicable)

Address of Principal Executive Officer          150 WHITE PLAINS ROAD
(Street and Number)

City, State and Zip Code                        TARRYTOWN, NEW YORK 10591

PART II  -  RULES 12B-25 (B) AND (C)
------------------------------------

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12(b-25(b), the following should be completed, (Check box if appropriate)

{X} (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense.

{X} (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

{ } (c) The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
--------------------

State below in reasonable detail the reason why the Form 10-KSB could not be filed within the prescribed time period.

            As reported on Form 8-K dated March 10, 1999, Registrant retained new independent auditors on January 25, 1999 who are still in the process of obtaining records and work papers from the prior independent auditors of Registrant and therefore have been unable to complete their audit with respect to the year ending December 31, 1998.

            The inability to file timely could not be eliminated by the Registrant without unreasonable effort and expense in that until such change has been completed, it cannot finalize its financial statements.

PART IV - OTHER INFORMATION
---------------------------

(1) Name and telephone number of person to contact in regard to this notification:

            VERNON L. WELLS, PRESIDENT AND CEO           (914) 631-3316
            ----------------------------------        --------------------
                         (Name)                        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                        {X}           { }

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        {X}           { }

            For the nine months ended September 30, 1998 and 1997 Registrant reported revenues of $300,711 and $1,026,431, respectively, and a net loss of $(1,340,709) and $(481,071) for the same respective periods.

            Preliminary indications are that the net loss for the year ended December 31, 1998 will be approximately $(3,500,000) as compared to a net loss of $(2,423,602) for the fiscal year ended December 31, 1997.

                                NEUROCORP., LTD.
                     ---------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed o n its behalf by the undersigned thereunto duly authorized.



Dated: March 31, 1999                      By: /s/ VERNON L. WELLS
                                               -------------------
                                               President and CEO